UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 40)*

KELLOGG COMPANY
 (Name of Issuer)

Common Stock, $.25 par value per share
 (Title of Class of Securities)

487836108
 (CUSIP Number)

December 31, 2016
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]            Rule 13d-1(b)

[    ]            Rule 13d-1(c)

[ X ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 487836108	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
W.K. KELLOGG FOUNDATION TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
68,374,190

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
68,374,190

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,374,190

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G

CUSIP No. 487836108	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
W. K. KELLOGG FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
68,374,190

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
68,374,190

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,374,190

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13G

CUSIP No. 487836108	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JOHN A. BRYANT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,244,685

	6	SHARED VOTING POWER
68,374,190

	7	SOLE DISPOSITIVE POWER
1,244,685

	8	SHARED DISPOSITIVE POWER
68,374,190

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,618,875

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13G

CUSIP No. 487836108	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LA JUNE MONTGOMERY TABRON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
68,374,190

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
68,374,190

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,374,190

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13G

CUSIP No. 487836108	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FRED P. KELLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
68,374,190

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
68,374,190

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,374,190

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13G

Page 7 of 13 Pages

This Schedule 13G is being filed as Amendment No. 40 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the “Trust”) with respect to shares of common stock, $.25 par value per share, of Kellogg Company (the “Shares”).

This Amendment No. 40 is being filed by the Trust on behalf of itself, W.K. Kellogg Foundation (the “Foundation”), as sole beneficiary of the Trust, and John A. Bryant, La June Montgomery Tabron and Fred P. Keller, as the three individual trustees of the Trust as of December 31,2016.

A separate Schedule 13G is being filed by The Bank of New York Mellon Corporation, as parent holding company for The Bank of New York Mellon Trust Company, N.A., the sole corporate trustee of the Trust.  Prior to Amendment No. 38 filed in February 2015, the three individual trustees of the Trust filed jointly on Schedule 13G with the sole corporate trustee.

Under the agreement governing the Trust, if a majority of the trustees of the Trust (which majority must include the corporate trustee) cannot agree on how to vote the Shares, the Foundation has the power to direct the voting of such stock.  In addition, the Foundation has the power to approve successor trustees and to remove trustees of the Trust, subject to certain limitations.  As such, the Foundation may be deemed to beneficially own the Shares held in the Trust for purposes of  Section 13(d) of the Act.

The number of Shares beneficially owned by each of the Trust, the Foundation, John A. Bryant, La June Montgomery Tabron and Fred P. Keller, individually, as fiduciary or otherwise, is hereinafter reported.  The number of Shares beneficially owned collectively by such persons is 69,618,875, which is 19.8% of the Shares outstanding.  Of this amount 68,374,190 Shares, or 19.5% of the Shares outstanding, represent Shares held in the Trust, and beneficially owned by the trustees in a fiduciary capacity on behalf of the Trust.

The number of reported Shares for John A. Bryant includes 949,226 Shares that he may acquire within 60 days of December 31, 2016 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plans.

Item 1(a).	Name of Issuer:

Kellogg Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Kellogg Square
Battle Creek, Michigan 49016-3599

Item 2(a).	Name of Person Filing

W.K. Kellogg Foundation Trust
W.K. Kellogg Foundation
John A. Bryant
La June Montgomery Tabron
Fred P. Keller

SCHEDULE 13G

Page 8 of 13 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Person Filing	Address
W.K. Kellogg Foundation Trust:	The Bank of New York Mellon Trust Co., NA
One BNY Mellon Center
500 Grant Street, Room 151-0410
Pittsburgh, PA 15258

W.K. Kellogg Foundation:	One Michigan Avenue East
Battle Creek, MI 49017-4058

John A. Bryant:	One Kellogg Square P.O. Box 3599
Battle Creek, MI 49016

La June Montgomery Tabron:	One Michigan Avenue East
Battle Creek, MI 49017-4058

Fred P. Keller:	One Michigan Avenue East
Battle Creek, MI 49017-4058

Item 2(c).	Citizenship:

W.K. Kellogg Foundation Trust:	-A Michigan Trust
W.K. Kellogg Foundation:	-A Michigan Nonprofit Corporation
John A. Bryant:	-U.S. Citizen
La June Montgomery Tabron:	-U.S. Citizen
Fred P. Keller:	-U.S. Citizen

Item 2(d).	Title of Class of Securities:

Common Stock, $.25 par value per share

Item 2(e).	CUSIP Number:

487836108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.  This statement is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned as of December 31, 2016:

W.K. Kellogg Foundation Trust:	68,374,190
W.K. Kellogg Foundation:	68,374,190
John A. Bryant:	69,618,875
La June Montgomery Tabron:	68,374,190
Fred P. Keller:	68,374,190

SCHEDULE 13G

Page 9 of 13 Pages

Item 4(b)	Percent of Class:

W.K. Kellogg Foundation Trust:	19.5%
W.K. Kellogg Foundation:	19.5%
John A. Bryant:	19.8%
La June Montgomery Tabron:	19.5%
Fred P. Keller:	19.5%

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:

W.K. Kellogg Foundation Trust:	0
W.K. Kellogg Foundation:	0
John A. Bryant:	1,244,685
La June Montgomery Tabron:	0
Fred P. Keller:	0

 (ii) Shared power to vote or direct the vote:

W.K. Kellogg Foundation Trust:	68,374,190
W.K. Kellogg Foundation:	68,374,190
John A. Bryant:	68,374,190
La June Montgomery Tabron:	68,374,190
Fred P. Keller:	68,374,190

 (iii) Sole power to dispose or direct the disposition of:

W.K. Kellogg Foundation Trust:	0
W.K. Kellogg Foundation:	0
John A. Bryant:	1,244,685
La June Montgomery Tabron:	0
Fred P. Keller:	0

 (iv) Shared power to dispose or direct the disposition of:

W.K. Kellogg Foundation Trust:	68,374,190
W.K. Kellogg Foundation:	68,374,190
John A. Bryant:	68,374,190
La June Montgomery Tabron:	68,374,190
Fred P. Keller:	68,374,190

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

SCHEDULE 13G

Page 10 of 13 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SCHEDULE 13G

Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2017

W.K. Kellogg Foundation Trust

/s/ Natalie M. Boggs
Natalie M. Boggs, Vice President
The Bank of New York Mellon Trust
Company, NA, corporate trustee

W.K. Kellogg Foundation

/s/ Natalie M. Boggs
By its attorney in fact, Natalie M. Boggs

John A. Bryant

/s/ Natalie M. Boggs
By its attorney in fact, Natalie M. Boggs

La June Montgomery Tabron

/s/ Natalie M. Boggs
By its attorney in fact, Natalie M. Boggs

Fred P. Keller

/s/ Natalie M. Boggs
By its attorney in fact, Natalie M. Boggs

SCHEDULE 13G

Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit No.

Exhibit 24.1	Power of Attorney of W.K. Kellogg Foundation dated November 29, 2011 (incorporated by reference to Exhibit 24.1 to Amendment No. 38)

Exhibit 24.2	Power of Attorney of John Bryant dated November 18, 2015 (incorporated by reference to Exhibit 24.2 to Amendment No. 39)

Exhibit 24.3	Power of Attorney of La June Montgomery Tabron dated April 8, 2014 (incorporated by reference to Exhibit 24.3 to Amendment No. 38)

Exhibit 24.4	Power of Attorney of Fred P. Keller dated January 23, 2015 (incorporated by reference to Exhibit 24.4 to Amendment No. 39)

Exhibit 99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SCHEDULE 13G

Page 13 of 13 Pages

Exhibit 99.1

Pursuant to Rule 13d-1(k)(1) each of the persons named below agrees to this joint filing of Schedule 13G individually and as a trustee of the W.K. Kellogg Foundation Trust and submits this exhibit as proof of its agreement with the other persons named below:

W.K. Kellogg Foundation Trust

W.K. Kellogg Foundation

John A. Bryant

La June Montgomery Tabron

Fred P. Keller